UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of APRIL, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   April 29, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
           TEL: 604-484-0068 FAX: 604-484-0069 TOLL FREE: 866-841-0068
                           TSXV: HLO    OTCBB: HLOSF
                                 WWW.HALORES.COM

--------------------------------------------------------------------------------

PRESS RELEASE                                                     APRIL 29, 2005

                               2ND QUARTER RESULTS

VANCOUVER, BRITISH COLUMBIA, APRIL 29TH, 2005 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V: HLO, OTC.BB: HLOSF, FSE: HRL) announces the following 2nd quarter results:



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 28,    February 29,    FEBRUARY 28,    February 29,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

REVENUES
Oil and gas sales                                             -          27,126               -          46,326
Interest and other                                       12,323              43          12,766              63
                                                   ------------    ------------    ------------    ------------
                                                         12,323          27,169          12,766          46,389
                                                   ------------    ------------    ------------    ------------
EXPENSES
Production                                                    -           9,483               -          15,523
Depreciation, depletion and impairment                        -           6,961               -          10,441
General and administrative                              325,504          51,750         445,220          72,323
Stock-based compensation                                409,960               -         544,056               -
                                                   ------------    ------------    ------------    ------------
                                                        735,464          68,194         989,276          98,287
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE THE FOLLOWING                              (723,141)        (41,025)       (976,510)        (51,898)
INTEREST EXPENSE                                              -         (14,485)              -         (29,010)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)                       -          (7,922)              -           8,568
                                                   ------------    ------------    ------------    ------------
NET LOSS BEFORE TAX                                    (723,141)        (63,432)       (976,510)        (72,340)
FUTURE TAX RECOVERY                                   1,209,000               -       1,209,000               -
                                                   ------------    ------------    ------------    ------------
NET INCOME (LOSS) AFTER TAX                             485,859         (63,432)        232,490         (72,340)
DEFICIT - BEGINNING OF PERIOD                       (20,992,466)    (20,490,983)    (20,739,097)    (20,482,075)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (20,506,607)    (20,554,415)    (20,506,607)    (20,554,415)
                                                  ============    ============    ============    ============

EARNING (LOSS) PER COMMON SHARE
    - BASIC AND DILUTED                                   $0.03          $(0.02)          $0.02          $(0.02)
                                                   ============    ============    ============    ============


Halo Resources Ltd.                                                 News Release
April 29, 2005                                                            Page 2




RESULTS OF OPERATIONS

During the six months ended February 28, 2005 ("2005"), the Company reported a net income of $232,490, an improvement of $304,830 from the $72,340 loss reported during the six months ended February 29, 2004 ("2004"). During 2005, the Company recorded a non-cash compensation expense of $544,056 relating to stock options granted to the Company's directors, officers and consultants. No stock options were granted during 2004. During 2005, the Company recognized a $1,209,000 future tax recovery resulting from the issuance and renunciation of approximately $4.4 million of flow-through shares.

During 2004, the Company recorded $46,326 in oil and gas revenues, comprising of $12,634 oil (327 barrels) and $33,692 gas (5,277 mcf). Production costs of $15,523 was incurred and depletion of $10,441 was recorded for 2004. Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field and with the sale of the Company's working interest in the West Ranch Field, the Company no longer holds any oil and gas interests.

General and administrative costs increased in 2005 by $372,897, from $72,323 in 2004 to $445,220 in 2005 as follows:

                                                             2005         2004
                                                              $            $

Accounting and administration                               52,300       37,038
Amortization of equipment                                      562            -
Consulting and professional fees                            78,789            -
Filing fees and transfer agent                              31,737       13,234
Foreign exchange                                            11,560          113
Investment conferences, website and internet costs          99,247            -
Legal and audit                                             32,486       15,871
Office and general                                          17,526          931
Office rent and operating costs                             16,149            -
Salaries and benefits                                       48,627            -
Shareholder communications                                  27,783        5,136
Travel and related costs                                    28,454            -
                                                        ----------   ----------
                                                           445,220       72,323
                                                        ==========   ==========

General  and  administration   expenses  increased  in  2005  due  to  increased
activities relating to the Company's property acquisitions and increased shareholder communications and investor relations activities. Significant expenditures in 2005 included $17,753 for legal costs incurred for the continuance of the Company's domicile from the Yukon Territory to British Columbia and preparation of the Company's information circular and regulatory filings; $31,737 for transfer agent and regulatory filings for the Company's Annual General Meeting and various filings; $78,789 for consulting and professional fees of which $18,500 was paid to Chris Brown, Manager of Corporate Development of the Company $39,500 for other professionals providing corporate development services, $7,664 for general geological services and $13,125 for systems documentation; $27,783 for shareholder communications costs; $81,292 for attendance and presentations at numerous investment conferences in Canada and the United States; $17,955 for website designs and maintenance costs; $28,454 for travel costs; $17,526 for office and miscellaneous; and $48,627 for salaries and benefits of which $28,000 was paid to the President of the Company. In July 2004, the Company also rented additional office space to accommodate its President, Mr. Marc Cernovitch . Office rent and operating costs of $16,149 for 2005 reflects the costs for the additional space and costs associated. Included in general and administration expenses was $52,300 charged by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company. Chase is currently paid a base amount of $3,000 per month for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 per month related to Mr. DeMare's services as the CFO of the Company. General and administration costs in 2004 were minimal due to the Company's limited finances and activities.

Halo Resources Ltd.                                                 News Release
April 29, 2005                                                            Page 3



During the six months ended February 28, 2005, the Company paid a $250,000 deposit on the acquisition of the Duport Property, $12,500 for financing costs and $187,414 for due diligence, professional, regulatory filings and legal costs pertaining to the purchase of the Duport Property. In February 2005, the Company commenced Phase I of the two phase exploration program. As of February 28, 2005, the Company had incurred $654,340 in exploration expenditures, for the Phase I drilling program.

During the six months ended February 28, 2005, the Company paid $16,278 for regulatory filings and legal costs related to the purchase of the Bachelor Lake Property. The Company also paid $10,803 for a technical report preparation of this property.

During the six months ended February 28, 2005, the Company paid $40,000 acquisition costs, $6,788 for regulatory filings and legal costs pertaining to the acquisition of the Quarter Moon Lake Property. The Company also incurred $3,393 for consulting services.

Detailed discussion of the Company's exploration activities conducted are discussed in "Exploration Projects".

Financing for the Company's acquisition of mineral properties and exploration activities have been obtained through equity financing. During 2005, the Company raised $6.7 million from the issuance of $4.4 million of flow-through shares and $2.3 million of non-flow-through shares.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at February 28, 2005, the Company had working capital of $5.0 million.

Subsequent to February 28, 2005, the Company  received  regulatory  approvals to
complete  its  agreements  on  the  Duport,   Bachelor  Lake  and  Quarter  Moon
Properties. As of the date of this MD&A, the following transactions have occurred:

i) the Company has completed the purchase of the Duport Property by paying $250,000 (paid as at February 28, 2005) issuing 1.0 million common shares and $8.0 million in preferred shares;

ii) the Company anticipates completing the initial terms of the option to acquire a 50% interest in the Bachelor Lake Property at the beginning of May 2005, in which it will pay approximately $1.5 million cash for the option payment and exploration expenditures, and issue 2.1 million common shares; and

iii) the Company has completed the initial terms of the option to acquire up to an 80% interest in the Quarter Moon Lake Property by paying $40,000 (paid as of February 28, 2005) and issued 50,000 common shares.

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to stock capital and the related exploration costs have been charged to resource properties.
Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are made, temporary taxable differences created by the renunciation will reduce share capital.

As of February 28, 2005, the Company had incurred $670,000 of its $4.4 million spending commitment related to flow-through shares issuances made. As of the date of this MD&A, the Company has incurred a further $700,000 of exploration expenditures. The Company anticipates that further exploration on its mineral properties will enable the Company to satisfy 100% of the spending commitment.

The Company will require additional financings to maintain its core operations and planned exploration for the next fiscal year. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

Halo Resources Ltd.                                                 News Release
April 29, 2005                                                            Page 4


HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: DUPORT, which is an advanced stage gold project with an on going drill program of up to 20,000 meters; an option on the BACHELOR LAKE MINE gold project with an ongoing 12,000 meter drill program; and a letter of intent regarding QUARTER MOON, which is a grass roots gold project with a 2,000 meter drill program scheduled for May. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a TREASURY OF $4.5 MILLION, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: www.halores.com


ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT AND CEO
                                      -30-
FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President and CEO
Tel: (604) 484-0068
Fax: (604) 484-0069
Toll Free: (866) 841.0068
mcernovitch@halores.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.



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